SINO AGRO FOOD, INC.

May 5, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn:      Max A. Webb

Re:	Sino Agro Food, Inc.

Registration Statement on Form S-1

File No. 333-187604

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sino Agro Food, Inc. (the “Company”) respectfully requests the withdrawal of its registration statement on Form S-1 (File No. 333-187604), first filed with the Securities and Exchange Commission (the “Commission”) on March 28, 2013, as subsequently amended on September 23, 2013, September 30, 2013 and December 24, 2013, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because the Company does not believe that present market conditions will permit it to complete the offering as originally intended. The Registration Statement was not declared effective by the Commission and none of the Company’s securities were sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. Please send a copy of such order to Marc Ross, counsel to the Company, at the following fax number: (212) 930-9725. In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Should you have any questions, please contact Marc Ross at (212) 930-9700.

Sino Agro Food, Inc.

By: /s/ Solomon Lee

Solomon Lee, Chief Executive Officer